Form 4
1.	Name and Address of Reporting Person	Peter R. Kellogg C/O Spear, Leeds & Kellogg 120 Broadway New York, New York 10271
2.	Issuer Name and Ticker or Trading Symbol	Netguru,Inc. (NGRU)
3.	IRS or Social Security Number of Reporting Person (Voluntary)
4.	Statement for Month/Year	April, 2001
5.	If Amendment, Date of Original (Month/Year)
6.	Relationship of Reporting Person to Issuer	10% Owner

Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security	Common Stock $0.01 Par Value
2.	Transaction Date	April 2, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 4,000 (A) or (D) = A Price 3.00
2.	Transaction Date	April 20, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 400 (A) or (D) = A Price 2.84
2.	Transaction Date	April 20, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 600 (A) or (D) = A Price 2.77
2.	Transaction Date	April 23, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 5,000 (A) or (D) = A Price 2.78
2.	Transaction Date	April 26, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 10,000 or (D) = A Price 2.98
2.	Transaction Date	April 26, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 20,000 (A) or (D) = A Price 2.95
2.	Transaction Date	April 27, 2001
3.	Transaction Code	P
4.	Securities Acquired (A) or Disposed of (D)	Amount = 10,000 (A) or (D) = A Price 2.98
2.	Transaction Date	April 27, 2001
3.	Transaction Code	S
4.	Securities Acquired (A) or Disposed of (D)	Amount = 20,000 or (D) = D Price 2.95
5.	Amount of Securities Beneficially Owned at End of Month = 3,631,500 (1).
6.	Ownership Form - (D).
7.	Nature of Indirect Beneficial Ownership - N/A.
5.	Amount of Securities Beneficially Owned at End of Month = 145,000.
6.	Ownership Form -- (I).
7.

Nature of Indirect Beneficial Ownership - I.A.T. Reinsurance Syndicate Ltd., a Bermuda Corporation of which Mr. Kellogg is the sole holder of voting stock. Mr. Kellogg disclaims beneficial ownership of these shares.

(1)	1,670,270 are restricted shares.

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1.	Title of Derivative Security.	N/A
2.	Conversion or Exercise Price of Derivative Security.	N/A
3.	Transaction Date.	N/A
4.	Transaction Code.	N/A
5.	Number of Derivative Securities Acquired or Disposed.	N/A
6.	Date Exercisable and Expiration Date.	N/A
7.	Title and Amount of Underlying Securities.	N/A
8.	Price of Derivative Securities.	N/A
9.	Number of Derivative Securities Beneficially Owned at End of Month.	N/A
10.	Ownership Form of Derivative Security.	N/A
11.	Nature of Indirect Beneficial Ownership.	N/A
Date: May 7, 2001	Peter R. Kellogg
Peter R. Kellogg